JM

Johnson Matthey

August 2, 2005

[redacted]

05010321

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7004 2890 0002 4355 9185

RECEIVED AUG 08 2005 213 PROCESSING SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Notification of Transactions of Directors/Persons**	**07 July 2005**
2.	**Resolutions Passed at Annual Meeting**	**19 July 2005**
3.	**Chairman's Statement at Johnson Matthey's AGM**	**19 July 2005**
4.	**Notification of Transactions of Directors/Persons**	**21 July 2005**
5.	**Notification of Transactions of Directors/Persons**	**22 July 2005**
6.	**Notification of Transactions of Directors/Persons**	**22 July 2005**
7.	**Notification of Transactions of Directors/Persons**	**01 Aug 2005**
8.	**Notification of Transactions of Directors/Persons**	**01 Aug 2005**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

Enclosures
cc: S. A. Farrant (w/o encl.)

dw 8/9

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

Regulatory Announcement

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Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	15:26 07-Jul-05
Number	6354O

Johnson Matthey

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANGERIAL RESPONSIBILITY AND CONNECTED PERSONS

1. Name of the issuer

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii)

   L C Pentz – (iii)

   F K Sheffy – (i)

3. Name of person discharging managerial responsibilities /director

   L C Pentz

   F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/ director named in 3 and identify the connected person

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

   In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them.

   T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

1. Total number of shares or debentures over which options held following notification

2. Any additional information

3. Name of contact and telephone for queries

   Angela Purtill, Assistant Company Secretary
   020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

7 July 2005

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	rights				
11	Purchase own shares	128,919,392	140,899	16,315	9,182
12	Amend Articles of Association	128,238,505	158,895	31,299	657,089

Total votes cast on each resolution – 129,085,788. The total number of shares in issue as at 17 July 2005 was 219,610,532 ordinary shares of £1 each.

Enquiries to:
Angela Purtill
Assistant Company Secretary
Johnson Matthey PLC
Telephone: 020 7269 8461

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©2004 London Stock Exchange plc. All rights reserved

For release at 12 noon on Tuesday 19th July 2005

Chairman's Statement
At Johnson Matthey's AGM

Commenting on current trading at today's Annual General Meeting, Michael Miles, Chairman of Johnson Matthey, said:

"Johnson Matthey has made a good start to the new financial year with results in line with the outlook statement included in our preliminary announcement released on 2nd June and in our annual report. Earnings per share for the first quarter were slightly ahead of last year, despite adverse exchange translation.

Catalysts Division's profits were ahead of last year with Environmental Catalysts and Technologies benefiting from increased sales of catalysts for diesel cars in Europe, although demand for autocatalysts in North America was down. Prospects for sales of heavy duty diesel catalysts to original equipment manufacturers remain encouraging with increasing sales of pre-production products in Europe. Process Catalysts and Technologies also had an encouraging first quarter with strong sales of catalysts for methanol synthesis and hydrogen purification.

Precious Metal Products Division was ahead of last year with good growth in profits from manufacturing including Colour Technologies which was transferred from Colours & Coatings Division on 1st April. The division also benefited from favourable market conditions for platinum where the price has remained firm with continuing good demand from the automotive sector.

As expected, profits in our Pharmaceutical Materials Division were lower than last year reflecting the reduced contribution from carboplatin and weaker revenues in contract research. However, prospects for the new product launches planned for 2006 remain very encouraging.

Ceramics Division, which will be shown in our half year results as a stand alone business following the restructuring of Colours & Coatings Division, had a good first quarter with profits ahead of last year benefiting from earlier restructuring and improved margins.

The average exchange rate for the US dollar used to translate our first quarter results was $1.86/£ compared with $1.81/£ for the first quarter of last year. The average rate for the US dollar for the second quarter of last year was also $1.81/£. The recent strength of the dollar will benefit our second quarter if it remains at current levels.

The outlook for the rest of the year remains very much the same as we set out in our annual report. Last year the group's profits were higher in the first half of the year than the second half. In the current financial year we expect this trend to be reversed with most of the growth coming in the second half of the year."

Enquiries:

Ian Godwin	Group Corporate Communications Manager	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8438
Howard Lee	The HeadLand Consultancy	020 7036 0369
Laura Hickman	Gavin Anderson & Co	020 7554 1400

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Mourant ECS Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	36
P N Hawker	36
D W Morgan	36
W F Sandford	36
J N Sheldrick	36
I F Stephenson	36

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£10.66

14. Date and place of transaction:

20 July 2005, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	50,634
P N Hawker	7,694
D W Morgan	36,023
J N Sheldrick	53,057

16. Date issuer informed of transaction:

21 July 2005

17. Date of grant:

    N/A

18. Period during which or date on which it can be exercised:

    N/A

19. Total amount paid (if any) for grant of the option:

    N/A

20. Description of shares or debentures involved (class and number):

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

    N/A

22. Total number of shares or debentures over which options held following notification:

    N/A

23. Any additional information:

    N/A

24. Name of contact and telephone for queries

    Angela Purtill, Assistant Company Secretary
    020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

21 July 2005

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6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

N/A

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

N/A

8. State the nature of the transaction:

N/A

9. Number of shares, debentures or financial instruments relating to shares acquired:

N/A

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

N/A

14. Date and place of transaction:

N/A

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N/A

16. Date issuer informed of transaction:

N/A

17. Date of grant:

20 July 2005

18. Period during which or date on which it can be exercised:

20 July 2008 to 20 July 2015 subject to the relevant performance targets being met

19. Total amount paid (if any) for grant of the option:

Nil

20. Description of shares or debentures involved (class and number):

Ordinary Shares of £1 each

N A P Carson	77,102
P N Hawker	37,850
D W Morgan	39,252
L C Pentz	37,850
J N Sheldrick	52,570
W F Sandford	25,233
F K Sheffy	20,192
I F Stephenson	24,602

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

£10.70

22. Total number of shares or debentures over which options held following notification:

N A P Carson	268,478
P N Hawker	127,743
D W Morgan	187,213
L C Pentz	158,937
J N Sheldrick	243,646
W F Sandford	102,161
F K Sheffy	105,423
I F Stephenson	107,640

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

22 July 2005

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exercise:

22. Total number of shares or debentures over which options held following notification:

23. Any additional information:

24. Name of contact and telephone for queries:

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

22 July 2005

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Angela Purtill 020 7269 8461

16. Name and signature of duly authorised officer of the listed company responsible for making this notification:

Angela Purtill

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	16:38 01-Aug-05
Number	5779P

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
J N Sheldrick	(iii)
W F Sandford	(i)
F K Sheffy	(i)
I F Stephenson	(i)

3. Name of person discharging managerial responsibilities /director:

   N A P Carson
   P N Hawker
   D W Morgan
   L C Pentz
   J N Sheldrick

   W F Sandford
   F K Sheffy
   I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of persons named in 3 above

D W Morgan	84,775
L C Pentz	72,783
J N Sheldrick	113,540

16. Date issuer informed of transaction:

    1 August 2005

17. Date of grant:

    N/A

18. Period during which or date on which it can be exercised:

    N/A

19. Total amount paid (if any) for grant of the option:

    N/A

20. Description of shares or debentures involved (class and number):

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

    N/A

22. Total number of shares or debentures over which options held following notification:

    N/A

23. Any additional information:

    N/A

24. Name of contact and telephone for queries

    Angela Purtill, Assistant Company Secretary
    020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

1 August 2005

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exercise:

22. Total number of shares or debentures over which options held following notification:

23. Any additional information:

24. Name of contact and telephone for queries:

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

1 August 2005

END

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